[FORMULA ACQUISITION LETTERHEAD]

April 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549
Attention:  Alicia Lamb

Re:	Formula Acquisition Corp. Withdrawal Request for Form S-1 Registration Statement SEC File No. 333-166474

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Formula Acquisition Corp (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-166474), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2010.

The Company requests the withdrawal of the Registration Statement because management has determined that it needs additional time to restructure its applicable business arrangements with third parties and to make other necessary changes to the original filing. The Registration Statement has not been declared effective and no shares of the Company’s common stock or warrants have been or will be sold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (203) 512-2161.

Sincerely, /s/ Thomas J. Clarke, Jr. Thomas J. Clarke, Jr. Chief Executive Officer